                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)(1)

                                FIBERSTARS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315662 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Gerald W. Cowden, Esq.
                     Cowden, Humphrey & Sarlson Co., L.P.A.
                                50 Public Square
                               1414 Terminal Tower
                              Cleveland, Ohio 44113
                                 (216) 241-2880
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)
---------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 1 TO SCHEDULE 13D/A


-----------------------
CUSIP  NO. 325662 10 6 |                                       PAGE 1 OF 7 PAGES
-----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Advanced Lighting Technologies, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
--------------------------------------------------------------------------------
                                             7     SOLE VOTING POWER
                   NUMBER OF                       1,468,011*
                    SHARES                   -----------------------------------
          BENEFICIALLY OWNED BY EACH         8     SHARED VOTING POWER
                  REPORTING                        0
                    PERSON                   -----------------------------------
                     WITH                    9     SOLE DISPOSITIVE POWER
                                                   1,468,011*
                                             -----------------------------------
                                             10    SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  1,468,011*

         * Includes 445,000 shares ADLT may acquire within 60 days through the exercise of four warrants.
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 7 PAGES

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

ITEM 1.  SECURITY AND ISSUER

         No change is being reported.

ITEM 2.  IDENTITY AND BACKGROUND

         No change is being reported.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In July 1997, Advanced Lighting Technologies, Inc. ("ADLT") used a portion of the net proceeds of the public offering (during the same month) of its common stock for the $2,835,000 purchase price of 669,411 shares of Fiberstars, Inc. ("Fiberstars") common stock.

         In February 1998, ADLT used another portion of the net proceeds of the July 1997 public offering of its common stock for the $1,945,000 purchase price of 353,600 shares more of Fiberstars common stock.

         In February 2000, ADLT, through Unison Fiber Optic Lighting Systems, LLC ("Unison") (on or about January 14, 2000 Unison became a wholly-owned subsidiary of ADLT), received four warrants from Fiberstars in exchange for certain assets, and upon assumption of certain liabilities, of the fiber optic portion of Unison's business. See Items 4 and 5(c) for more information about the warrants.

ITEM 4.  PURPOSE OF TRANSACTION

         ADLT's purpose in acquiring the shares of common stock was to make an investment in, and to obtain one representative on the board of directors of, Fiberstars. ADLT's purpose in receiving four warrants from Fiberstars in exchange for certain assets, and upon assumption of certain liabilities, of the fiber optic portion of Unison's business was to best commercialize Unison's technology.

         In July 1997, ADLT acquired shares of common stock that then amounted to a 19% equity interest in Fiberstars. ADLT obtained one representative on the board of directors of Fiberstars. At that time, ADLT entered into the Investor Agreement pursuant to which ADLT agreed to beneficially own no more than 30% of the voting power of Fiberstars without the consent of the disinterested directors of the board of directors. ADLT also agreed that disposition of beneficial ownership or voting control of the shares would be subject to certain conditions.

         In February 1998, ADLT acquired more shares of common stock that then amounted to a 29% equity interest in Fiberstars. Also, ADLT entered into the Letter Agreement dated February 10, 1998 that granted Rohm and Haas Company, as a member of Unison, the right to request ADLT to divest its interest in the shares of Fiberstars common stock and cause its representative to resign from the Fiberstars board of directors.

         In October 1999, Fiberstars entered into the Letter of Intent with Unison (then a joint venture of ADLT and Rohm and Haas Company, but ADLT was in the process of negotiating the acquisition of Rohm and Haas Company's membership interest) that outlined the terms and conditions of Fiberstars's acquisition of certain assets, and assumption of certain liabilities, of Unison in exchange for

                                                               PAGE 4 OF 7 PAGES


warrants to purchase a number of shares of Fiberstars common stock. The letter of intent also provided for development, cross-licensing and mutual supply agreements.

         In January 2000, Fiberstars and Unison (now a wholly-owned subsidiary upon ADLT's acquisition of Rohm and Haas Company's membership interest) entered into the Purchase Agreement pursuant to which Fiberstars acquired certain assets necessary and material to the fiber optic lighting portion of Unison's business (and assumed certain liabilities). In exchange, in February, ADLT, through Unison, received four warrants to purchase up to an aggregate of 1,000,000 shares ($.01 par value per share) of Fiberstars common stock (or 250,000 shares per warrant). The warrants will expire on January 31, 2007. None of the warrants will be exercisable until Fiberstars's achievement of recorded sales (in accordance with generally accepted accounting principles) to third party customers of at least 1,000 compound parabolic collector (CPC) units. The exercisability of each warrant is further contingent on the average closing price of Fiberstars common stock (over any 30 calendar day period) and Fiberstars's achievement of recorded sales (in accordance with generally accepted accounting principles) to third party customers of a minimum quantity of solid core fiber cable: Warrant No. 1 - $6 and 1,000 feet; Warrant No. 2 - $8 and 10,000 feet; Warrant No. 3 - $10 and 50,000 feet; and Warrant No. 4 - $12 and 100,000 feet. In the alternative, ADLT may elect at any time to cancel and exchange any or all of the outstanding warrants for a fixed number of shares of Fiberstars common stock (even if the warrant is not yet exercisable): Warrant No. 1 - 151,250 shares; Warrant No. 2 - 119,375 shares; Warrant No. 3 - 95,625 shares; and Warrant No. 4 - 78,750 shares. In the event of a change of control of Fiberstars (as defined in the Purchase Agreement), any outstanding warrants will be immediately exercisable. Also in January 2000, ADLT and Fiberstars entered into the Restated Investor Agreement pursuant to which ADLT, among other things, agreed to beneficially own no more than 40% of the voting power of Fiberstars without the consent of the disinterested directors of the board of directors. See Item 6 for more information about the Restated Investor Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) ADLT owns 1,023,011 shares or 25.7% of the issued and outstanding Fiberstars common stock; however, as the holder of four warrants, ADLT has the right to acquire within 60 days 445,000 shares, which brings ADLT's beneficial ownership to 1,468,011 shares or 33.1% of the then issued and outstanding Fiberstars common stock.

         (b) ADLT has the sole power to vote and dispose of 1,023,011 shares of issued and outstanding Fiberstars common stock. ADLT will have the sole power to vote and dispose of 1,468,011 shares of the then issued and outstanding Fiberstars common stock in the event ADLT decides to exercise its present right to acquire 445,000 shares. However, pursuant to the Restated Investor Agreement, ADLT will vote the shares of Fiberstars common stock with management on all matters (other than the election of directors) only in the same proportion as the vote of the remaining shareholders. Also, ADLT's power to dispose of the shares of Fiberstars common stock is restricted pursuant to the Restated Investor Agreement.

         (c) Fiberstars and Unison entered into the Purchase Agreement dated January 14, 2000 pursuant to which Fiberstars acquired certain assets necessary and material to the fiber optic lighting portion of Unison's business (and assumed certain liabilities). In exchange, ADLT, through Unison, in February, received four warrants to purchase up to an aggregate of 1,000,000 shares ($.01 par value per share) of Fiberstars common stock (or 250,000 shares per warrant). The warrants will expire on January 31, 2007. None of the warrants will be exercisable until Fiberstars's achievement of recorded sales (in accordance with generally accepted accounting principles) to third party customers of at

                                                               PAGE 5 OF 7 PAGES


                  least 1,000 compound parabolic collector (CPC) units. The exercisability of each warrant is further contingent on the average closing price of Fiberstars common stock (over any 30 calendar day period) and Fiberstars's achievement of recorded sales (in accordance with generally accepted accounting principles) to third party customers of a minimum quantity of solid core fiber cable: Warrant No. 1 - $6 and 1,000 feet; Warrant No. 2 - $8 and 10,000 feet; Warrant No. 3 - $10 and 50,000 feet; and Warrant No. 4 - $12 and 100,000 feet. In the alternative, ADLT may elect at any time to cancel and exchange any or all of the outstanding warrants for a fixed number of shares of Fiberstars common stock (even if the warrant is not yet exercisable): Warrant No. 1 - 151,250 shares; Warrant No. 2 - 119,375 shares; Warrant No. 3 - 95,625 shares; and Warrant No. 4 - 78,750 shares. In the event of a change of control of Fiberstars (as defined in the Purchase Agreement), any outstanding warrants will be immediately exercisable. ADLT and Fiberstars also entered into the Restated Investor Agreement dated January 31, 2000 pursuant to which ADLT, among other things, agreed to beneficially own no more than 40% of the voting power of Fiberstars without the consent of the disinterested directors of the board of directors.

         (d)      No change is being reported.

         (e)      No change is being reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         ADLT and Fiberstars entered into the Investor Agreement dated July 30, 1997, and ADLT and Fiberstars entered into the Restated Investor Agreement dated January 31, 2000 which, among other things, provided that: i) ADLT own no more than 40% of the voting power of Fiberstars without the consent of the disinterested directors of the board of directors; ii) ADLT will not solicit proxies for the election or removal of any director; iii) ADLT will not deposit shares of Fiberstars common stock into a voting trust or join a group (or otherwise act in concert with a third person) to acquire, hold, vote of dispose of shares of Fiberstars common stock; iv) ADLT will provide Fiberstars with notice prior to the acquisition or disposition of shares of Fiberstars common stock; v) ADLT will vote with management on all matters (other than the election of directors) only in the same proportion as the vote of the remaining shareholders; and vi) ADLT will be entitled to appoint one representative to the Fiberstars board of directors.

         ADLT entered into a Letter Agreement dated February 10, 1998 relating to Fiberstars common stock under the agreement with Rohm and Haas Company regarding Unison. The Letter Agreement ceased to have any effect following ADLT's acquisition of Rohm and Haas Company's interest in Unison.

                                                               PAGE 6 OF 7 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Investor Agreement dated as of July 30, 1997 is hereby incorporated by reference from Schedule 13D filed by ADLT via EDGAR on July 31, 1997.

         (b) Amended and Restated Letter of Intent dated October 14, 1999 is hereby incorporated by reference from Amendment No. 2 to
                  Schedule 13D/A filed by ADLT via EDGAR on October 14, 1999.

         (c)      The Asset Purchase Agreement dated January 14, 2000.

         (d)      Restated Investor Agreement dated January 31, 2000.

                                                               PAGE 7 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ADVANCED LIGHTING
                                          TECHNOLOGIES, INC.



March 9, 2000                             By: /s/ Nicholas R. Sucic
-----------------                            ----------------------
(Date)                                            (Signature)


                                                  Nicholas R. Sucic
                                                  Chief Financial Officer

                                                                    EXHIBIT 7(c)

================================================================================




                            ASSET PURCHASE AGREEMENT

                                      Among

                                FIBERSTARS, INC.

                                       AND

                    UNISON FIBER OPTIC LIGHTING SYSTEMS, LLC





                          Dated as of January 14, 2000




================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ARTICLE I TRANSFER OF ASSETS, PURCHASE PRICE, CLOSING, ETC....................1
         SECTION 1.01 Transfer of Assets......................................1
         SECTION 1.02 Instruments of Conveyance and Transfer..................3
         SECTION 1.03 Nonassignable Contracts.................................3
         SECTION 1.04 Purchase Price..........................................3
         SECTION 1.05 Closing.................................................5
         SECTION 1.06 Payments to Seller on the Closing Date..................5
         SECTION 1.07 Assumption of Liabilities...............................5
         SECTION 1.08 Non-Assumption of Certain Liabilities...................5

ARTICLE II REPRESENTATIONS AND WARRANTIES.....................................6
         SECTION 2.01 Representations and Warranties of Seller................6
         SECTION 2.02 Representations and Warranties by Buyer................11

ARTICLE III ADDITIONAL COVENANTS AND AGREEMENTS..............................13
         SECTION 3.01 Conduct of Business....................................13
         SECTION 3.02 Access to Information by Buyer.........................13
         SECTION 3.03 Confidentiality........................................13
         SECTION 3.04 Consents and Authorizations............................14
         SECTION 3.05 Non-Assignable Licenses, Leases and Contracts..........14
         SECTION 3.06 Non-Competition........................................14
         SECTION 3.07 Non-Solicitation.......................................14
         SECTION 3.08 Exclusivity............................................15
         SECTION 3.09 Injunctive Relief......................................15
         SECTION 3.10 Optiflex Manufacturing Line............................15

ARTICLE IV CONDITIONS PRECEDENT..............................................16
         SECTION 4.01 Conditions Precedent to the Obligations of Buyer.......16
         SECTION 4.02 Conditions Precedent to the Obligations of Seller......17

ARTICLE V SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.......................18
         SECTION 5.01 Survival...............................................18
         SECTION 5.02 Indemnity..............................................18
         SECTION 5.03 Third Party Claims.....................................19
         SECTION 5.04 Limitation on Indemnities..............................20

ARTICLE VI FURTHER ASSURANCES................................................20
         SECTION 6.01 Further Assurances.....................................20
         SECTION 6.02 Books and Records......................................20
         SECTION 6.03 Cooperation on Taxes...................................21

ARTICLE VII MISCELLANEOUS....................................................21
         SECTION 7.01 Termination............................................21
         SECTION 7.02 Effect of Termination..................................21
         SECTION 7.03 Expenses, etc..........................................21

                                TABLE OF CONTENTS
                                   (continued)

                                                                            Page
                                                                            ----

         SECTION 7.04 Execution in Counterparts..............................22
         SECTION 7.05 Notices................................................22
         SECTION 7.06 Waivers................................................22
         SECTION 7.07 Amendments, Supplements, etc...........................22
         SECTION 7.08 Entire Agreement.......................................23
         SECTION 7.09 Applicable Law.........................................23
         SECTION 7.10 Binding Effect, Benefits...............................23
         SECTION 7.11 Assignability..........................................23
         SECTION 7.12 Public Announcements...................................23
         SECTION 7.13 Invalid Provisions.....................................23
         SECTION 7.14 Commercially Reasonable................................24

                                INDEX TO EXHIBITS


Exhibit             Description
-------             -----------

    A               List of Assets

    A-1             Purchased Intellectual Property

    B               Bill of Sale and Assignment Agreement

    C               Warrants

    D               Assumption Agreement

    E               Ancillary Agreements, consisting of:

    E-1             Development Agreement

    E-2             Supply Agreement

    E-3             Cross-License Agreement

    E-4             Parent Agreement

                              INDEX OF DEFINITIONS


ADLT............................................................Recital C

Adverse Effect........................................Section 2.01(f)(xi)

Affiliate....................................................Section 3.06

Ancillary Agreements...........................Section 4.01(h), Exhibit E

Assets....................................................Section 1.01(a)

Business........................................................Recital B

Buyer........................................................Introduction

Closing......................................................Section 1.05

Closing Date.................................................Section 1.05

CPC.......................................................Section 1.04(a)

Disclosure Schedule..........................................Section 2.01

Employment Agreement...........................Section 4.01(i), Exhibit F

Encumbrances..............................................Section 2.01(g)

Environmental Permits................................Section 2.01(r)(iii)

Fiber Optic Lighting Applications............................Section 3.06

Financial Statements......................................Section 2.01(e)

GAAP......................................................Section 1.04(a)

Hazardous Material.....................................Section 2.01(r)(i)

Hazardous Materials Activities........................Section 2.01(r)(ii)

Material Adverse Effect......................................Section 2.01

Permitted Exceptions..................................Section 2.01(f)(xi)

Purchase Price...............................................Section 1.04

Purchased Intellectual Property..........Section 1.01(a)(ii), Exhibit A-1

Seller.......................................................Introduction

Solid Core Fiber Cable....................................Section 1.04(a)

Warrants..........................................Section 1.04, Exhibit C

                            ASSET PURCHASE AGREEMENT


THIS ASSET PURCHASE AGREEMENT dated as of January 14, 2000, is between FIBERSTARS, INC. ("Buyer"), and UNISON FIBER OPTIC LIGHTING SYSTEMS, LLC ("Seller").

                                    RECITALS

         A. Seller is engaged in the business of developing manufacturing, marketing and selling lighting products and components, including fiber optic lighting; and

         B. Buyer desires to purchase and acquire from Seller, and Seller desires to sell, assign and transfer to Buyer, certain assets and properties held in connection with, necessary for, or material to the Seller's fiber optic lighting portion of its business (the "Business"); and Buyer has agreed to assume certain liabilities of Seller, all for the Purchase Price (as defined in Section 1.04 below) and on the terms and subject to the conditions of this Agreement.

         C. A member of Seller is Venture Lighting International, Inc. ("Venture"); and Venture is a wholly owned subsidiary of Advanced Lighting Technologies, Inc. ("ADLT").

         NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties agree as follows:


                                    ARTICLE I

               TRANSFER OF ASSETS, PURCHASE PRICE, CLOSING, ETC.

         SECTION 1.01 Transfer of Assets.

         (a) The assets, properties and business of Seller to be sold, conveyed, transferred and delivered by Seller to Buyer pursuant to this Section 1.01(a) are referred to in this Agreement as the "Assets". On the terms and subject to the conditions hereinafter set forth, on the Closing Date (as hereinafter defined), Seller will sell, convey, transfer and deliver to Buyer, and Buyer will purchase from Seller, for the purchase price provided in Section 1.04 hereof, all the following assets and properties of Seller as the same shall exist on the Closing Date, except those assets excluded pursuant to paragraph
(b) below:

                  (i) all tangible property (real, personal or mixed), computer systems, work in process, supplies, leaseholds, leasehold improvements, tools, fixtures, machinery and equipment of Seller existing on the Closing Date and either (x) attributable to the Business or (y) otherwise set forth in the List of Assets attached hereto as Exhibit A hereto, including, without limitation, equipment for research and developing work and pilot manufacturing for Optiflex fiber processing and manufacturing equipment for Advance CableLite fiber and certain research and development equipment;

                  (ii) all of the intellectual property rights owned by Seller or licensed to Seller and used in connection with the Business or the Assets, including, without limitation, all of Seller's (a) rights in any trademarks, service marks, trade names, corporate names, copyrights, patents, patent applications, design rights, inventions and trade secrets; and (b) computer software programs and systems, know-how, formulae and designs, and documentation relating to the foregoing (the "Purchased Intellectual Property"). The Purchased Intellectual Property is further described on Exhibit A-1.

                  (iii) all drawings, blueprints, specifications, designs and data relating to the Business, including, without limitation, specific development plans with milestone dates acceptable to

Buyer for ADLT to develop in cooperation with the Buyer (a) dual CPC lamp/optics technology and (b) single CPC lamp/optics technology;

                  (iv) all catalogues, brochures, sales literature, advertising, promotional material and other selling material relating to the Business;

                  (v) all books and records and all files, documents, papers, agreements, books of account and other records pertaining to the Assets or to the Business which are located at the offices or used in connection with the Assets or the Business, subject to Seller obtaining any necessary consents with respect to personal information concerning its employees;

                  (vi) any other assets or rights of every kind and nature, real or personal, tangible or intangible, which are owned or used by Seller or useful in connection with the Business.

         Without limiting the generality of the foregoing, the Assets shall, except as set forth in paragraph (b) below, include all assets set forth in a detailed list to be prepared from the accounting records of Seller and furnished by Seller to Buyer at or prior to the Closing Date, and all such assets as may have been acquired by Seller and reasonably necessary to, or for use primarily in connection with, the Business since the date of such list and which would be included on a list prepared in like manner from such accounting records as of the Closing Date, except any such assets which may have been disposed of since said date in the ordinary course of business and consistent with past practice.

         (b) Anything herein contained to the contrary notwithstanding, the following assets and properties of Seller are specifically excluded from the Assets and shall be retained by Seller:

                  (i) all cash on hand, including bank accounts and temporary cash investments (except for petty cash funds maintained at offices of the Business), accounts receivable, notes receivable, inventories, prepayments, and deferred items of the Business, outstanding on the Closing Date;

                  (ii) claims for refunds of Taxes (as hereinafter defined) and other governmental charges for periods ending on or prior to the Closing Date;


                  (iii) claims or rights against third parties relating to liabilities or obligations which are not assumed by Buyer hereunder; (iii) claims or rights against third parties relating to liabilities or obligations which are not assumed by Buyer hereunder;

                  (iv) rights under insurance policies, including rights to any cancellation value on the Closing Date; and

                  (v) the manufacturing line equipment located at Bristol, Pennsylvania; and

                  (vi) patents and other intellectual property rights which are only licensed to Buyer, as distinguished from being assigned to Buyer, as further described on Exhibit A-1 attached hereto.

         SECTION 1.02 Instruments of Conveyance and Transfer. Subject to Section
1.03 below, on the Closing Date Seller shall execute and deliver to Buyer (i) a bill of sale in the form included in the Bill of Sale and Assignment Agreement annexed hereto as Exhibit B, transferring to Buyer the properties and assets to be acquired by Buyer under the terms of this Agreement, (ii) assignments of all patents, patent applications and computer software and of all contracts, licenses, leases and similar agreements to be assigned to Buyer pursuant to this Agreement, and (iii) such other bills of sale, instruments of assignment and other appropriate documents as may be reasonably requested by Buyer, as the case may be, in order to carry out the intentions and purposes of this Agreement. To the extent that any property or asset which is to be assigned and conveyed to Buyer requires a prior consent from a third party, and such consent has not been obtained by the time of the

Closing Date, then Seller hereby grants to Buyer the exclusive license right to use said property or asset, on a royalty-free basis, until such required consent is obtained. Seller agrees to pursue diligent efforts to obtain such consent as soon as feasible and to assign and convey to Buyer said property or asset as soon as the consent is so obtained.

         SECTION 1.03 Nonassignable Contracts. Nothing in this Agreement shall be construed as an attempt or agreement to assign (i) any contract which is nonassignable without the consent of the other party or parties thereto unless such consent shall have been given or (ii) any contract or claim as to which all the remedies for the enforcement thereof enjoyed by Seller would not pass to Buyer as an incident of the assignments provided for by this Agreement. In order, however, that the full value of every contract and claim of the character described in clauses (i) and (ii) above and all claims and demands on such contracts may be realized, Seller will use its commercially reasonable efforts to obtain approval to assignment, and failing that, Seller will by itself or by its agents, at the request and under the direction of Buyer, as the case may be, in the name of Seller or otherwise as Buyer, as the case may be, shall specify and as shall be permitted by law, take all such action and do or cause to be done all such things as shall in the reasonable opinion of Buyer be necessary or proper (x) in order that the rights and obligations of Seller under such contracts shall be preserved (provided Buyer assumes all such obligations) and
(y) for, and to facilitate, the collection of the moneys due and payable, and to become due and payable, to Seller in and under every such contract and claim and in respect of every such claim and demand, and Seller shall hold the same for the benefit of and shall pay the same over promptly to Buyer.

         SECTION 1.04 Purchase Price.

         (a) The aggregate purchase price for the Assets (the "Purchase Price") shall be warrants to purchase up to one million (1,000,000) shares of Buyer's common stock at an exercise price of $0.01 per share in the form attached hereto as Exhibit C (the "Warrants"). There shall be four separate Warrants, each for 250,000 shares. Each Warrant shall have an expiration date as of the seventh anniversary of the Closing Date. None of the Warrants shall be exercisable until the Buyer has recorded sales, in accordance with generally accepted accounting principles ("GAAP"), to third party customers, of at least 1,000 "CPC" units (i.e., a lamp/optics combination using a "compound parabolic collector" in a fiber optic illuminator). In addition, the Warrants shall become exercisable only upon the achievement of certain share prices of Buyer's common stock averaged over a thirty (30) calendar day period as quoted on the Nasdaq national market (or any other national public market system on which Buyer's common stock regularly trades). A Warrant shall become exercisable when the average closing price of Buyer's common stock over any thirty (30) calendar day period is equal to or greater than the value set forth below, provided that Buyer also has met the additional sales requirement set forth below:


Warrant                         Minimum Average            Additional Sales
Number           Warrant          Share Price                 Requirement
------           -------          -----------                 -----------

  1         250,000 shares        $6 per share      Sales of 1,000 ft of Solid
                                                    Core Fiber Cable
  2         250,000 shares        $8 per share      Sales of 10,000 ft of Solid
                                                    Core Fiber Cable
  3         250,000 shares        $10 per share     Sales of 50,000 ft of Solid
                                                    Core Fiber Cable
  4         250,000 shares        $12 per share     Sales of 100,000 ft of Solid
                                                    Core Fiber Cable

As used above, the term "Solid Core Fiber Cable" means extruded solid core "Optiflex" fiber cable, advanced Cast Fiber, advanced Cable-Lite, or similar successor solid core fiber cable products developed from the Purchased Intellectual Property. The above additional sales requirement means a sale by Buyer to a third party customer, in accordance with GAAP, of Solid Core Fiber Cable. Buyer shall use its commercially reasonable efforts to develop and sell Solid Core Fiber Cable and CPC units, as described above.

         (b) As an alternative to exercising one or more of the foregoing Warrants, Seller may elect at any time while a Warrant remains outstanding, even if the Warrant is not yet exercisable, to cancel a particular numbered Warrant in exchange for Buyer issuing to Seller a number of shares of Buyer's common stock, as follows:


                     Cancelled                 Shares to
                  Warrant Number               Be Issued
                  --------------               ---------
                         1                      151,250
                         2                      119,375
                         3                       95,625
                         4                       78,750

Said election shall be by a written notice delivered to Buyer, together with the Warrant to be cancelled.

         (c) All of the share certificates issued pursuant to an exercise or cancellation of a Warrant shall be endorsed with a customary legend restricting transfers of shares in accordance with applicable securities laws.

         SECTION 1.05 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Buyer, once the conditions precedent set forth in Sections 4.01 and 4.02 have been satisfied or waived, targeted to occur on January 21, 2000 at 10 A.M., local time, or at such other place or at such other date or time as Seller and Buyer may mutually agree (such date and time of Closing is herein called the "Closing Date"); it being understood and agreed that for all purposes relating to Taxes the Closing shall be effective as of the close of business on the Closing
Date.

         SECTION 1.06 Payments to Seller on the Closing Date. On the Closing Date, in full consideration for the sale, conveyance, transfer and delivery to Buyer of the Assets hereinafter, subject to the assumption of liabilities provided for herein, Buyer shall issue the Warrants to the Seller.

         SECTION 1.07 Assumption of Liabilities. On the Closing Date, Buyer shall execute and deliver to Seller an assumption agreement, in the form of the Assumption Agreement annexed hereto as Exhibit D, pursuant to which, subject to
Section 1.08 below, Buyer shall assume and agree to pay, perform and discharge when due those certain liabilities and obligations of Seller with respect to the Business as identified on Exhibit D.

         SECTION 1.08 Non-Assumption of Certain Liabilities. Buyer is not assuming, and shall not be deemed to have assumed, any liabilities or obligations of Seller of any kind or nature whatsoever, except as expressly provided above in Section 1.07 hereof. In no event shall Buyer be deemed to have assumed or taken subject to any liabilities arising on or prior to the Closing Date. Anything in Section 1.07 or elsewhere in this Agreement to the contrary notwithstanding, and without limiting the generality of the foregoing, it is hereby agreed that Buyer is not assuming any liability and shall have no obligation for or with respect to any liability or obligation of Seller (i) for any taxes of Seller, its subsidiaries or affiliates or for which Seller or any of its subsidiaries or affiliates is or may be liable, without regard to when such tax is due or payable or (ii) arising out of any action, suit or proceeding based upon an event occurring or a claim arising (x) on or prior to the Closing Date or (y) after the Closing Date in the case of claims in respect of services delivered by Seller on or prior to the Closing Date and attributable to acts performed or omitted by Seller on or prior to the Closing Date.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         SECTION 2.01 Representations and Warranties of Seller. Except as otherwise set forth in the Disclosure Schedule (the "Disclosure Schedule"), which has been delivered to Buyer as of the date hereof, Seller represents and warrants to, and agrees with, Buyer as follows:

         (a) Organization and Qualification, etc. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction as set forth in the Disclosure Schedule where, to the reasonable belief of Seller, such qualification is appropriate to the Business and the failure to so qualify would have a Material Adverse Effect (as hereinafter defined).

                  "Material Adverse Effect" means any change in, or effect on, the Business as currently conducted by the Seller that is materially adverse to the results of operations or financial condition of the Business, taken as a whole.

         (b) Authority Relative to Agreement. Seller has the power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated on the part of Seller hereby. No other proceedings on the part of Seller are necessary to authorize the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by Buyer, is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditor's rights and by rules of law governing specific performance, injunctive relief or other equitable remedies.

         (c) Non-Contravention. The execution and delivery of this Agreement by Seller does not and the consummation by Seller of the transactions contemplated hereby will not (i) violate any provision of the organizational documents (including the Operating Agreement) of Seller, or (ii) violate, or result with the giving of notice or the lapse of time or both in a violation of, any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the property of Seller pursuant to any provision of, any mortgage, lien, lease, agreement, license, instrument, law, ordinance, regulation, order, arbitration award, judgment or decree to which Seller is a party or by which any of its assets is bound and do not and will not violate or conflict with any other restriction of any kind or character to which Seller is subject or by which any of its assets may be bound, and the same does not and will not constitute an event permitting termination of any mortgage, lien, lease, agreement, license or instrument to which Seller is a party.

         (d) Government Approvals. No consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body is required for the execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby, except
(i) where the failure to obtain such consents, authorizations or approvals or to make such filings or registrations would not prevent the consummation of the transactions contemplated hereby and (ii) as may be necessary as a result of any facts or circumstances relating solely to Buyer, as the case may be.

         (e) Financial Statements. Seller has furnished Buyer its balance sheet and related statements of income as of and for the period ending September 30, 1999 ("Financial Statements"). All such balance sheets and accounts are in accordance with the books and records of Seller and fairly and accurately present in all material respects the financial position and results of operations of Seller as of the date and for the period indicated, in each case consistently applied, subject to normal year-end adjustments and the absence of notes.

         (f) Absence of Certain Changes or Events. Since September 30, 1999, with respect to the Business, Seller has not:

                  (i) incurred any obligation or liability (fixed or contingent), except normal trade or business obligations incurred in the ordinary course of business and consistent with past practice;


                  (ii) discharged or satisfied any lien, security interest or encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business and consistent with past practice;

                  (iii) mortgaged, pledged or subjected to any lien, security interest or other encumbrance any of its assets or properties (other than Permitted Exceptions (as hereinafter defined));

                  (iv) transferred, leased or otherwise disposed of any of its assets or properties or acquired any assets or properties, except in any case in the ordinary course of business and consistent with past practice;

                  (v) canceled or compromised any debt or claim, except in the ordinary course of business and consistent with past practice;

                  (vi) waived or released, under any contract, rights of Seller having value to the Business, except in any case in the ordinary course of business and consistent with past practice;

                  (vii) transferred or granted any rights under any concessions, leases, licenses, agreements, patents, inventions, trademarks, trade names, service marks or copyrights or with respect to any know-how, except in the ordinary course of business and consistent with past practice;

                  (viii) entered into any transaction, contract or commitment, except those listed, or which pursuant to the terms hereof are not required to be listed, on the Disclosure Schedule, this Agreement and the transactions contemplated hereby, and those entered into in the ordinary course of business and consistent with past practice;

                  (ix) paid or made provisions for any payment to Seller or any affiliate of Seller, except in the ordinary course of business and consistent with past practice;

                  (x) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) which affects in any material respect its ability to conduct its business; or

                  (xi) suffered any Material Adverse Effect.

                  "Permitted Exceptions" shall mean (i) mechanic's, materialman's, warehouseman's and carrier's liens and purchase money security interests arising in the ordinary course of business; (ii) liens for taxes and assessments not yet payable; (iii) liens for taxes, assessments and charges and other claims, the validity of which Seller is contesting in good faith; and (iv) imperfections of title, liens, security interests, claims and other charges and encumbrances the existence of which would not have in the aggregate an Adverse Effect.

                  "Adverse Effect" means any change in, or effect on, the Business or its Subsidiaries as currently conducted by Seller that would result in the incurrence of damages or liabilities of the sum of $25,000 or more.

         (g) Title to Properties; Absence of Liens and Encumbrances, etc. Seller has good and marketable title to all of the real, tangible personal and mixed properties and assets owned by it and used in the Business free and clear of any liens, charges, pledges, security interests or other encumbrances (collectively, "Encumbrances") (other than Permitted Exceptions), except as reflected in the Financial Statements. The intangible properties and assets owned by Seller and used in the Business are free and clear of any Encumbrances (other than Permitted Exceptions), except as reflected in the Financial Statements.

         (h) Purchased Intellectual Property. The Purchased Intellectual Property (identified on Exhibit A-1) is owned by Seller free and clear of any Encumbrances, or Seller has a valid license to use the same, which such licenses may be freely transferred to Buyer. Except as set forth on Disclosure Schedule, Seller has not received any notice or claim disputing the right of Seller to own or use any of the Purchased Intellectual Property or alleging that such use infringes upon the intellectual property rights of such person. The Purchased Intellectual Property constitutes all of the proprietary rights necessary and sufficient for the operation of the Assets and the Business as currently conducted. The Assets and the operation of the Business are not infringing upon or otherwise acting adversely to any intellectual property owned by any other person. Seller is not in default, and to the best of Seller's knowledge no third party is in default, under any license, sublicense or agreement by which Seller hold or has given to others the right to use any Purchased Intellectual Property. No claim has been made challenging the validity of, or any of Seller's rights under, the Purchased Intellectual Property. Seller has at all times used legally sufficient and commercially reasonable efforts to protect its trade secrets and has not disclosed or otherwise dealt with such items in such a manner as to cause the loss of such trade secrets by release thereof into the public domain. Seller has at all times used commercially reasonable efforts to protect the confidentiality of all of its other confidential and proprietary information and that of third parties which is subject to confidentiality and non-disclosure obligations which is or has been in its possession. Each person currently or formerly employed by Seller (including independent contractors, if any) that has or had access to confidential information of Seller relating to the Business or the Assets has executed a confidentiality and non-disclosure agreement in the form previously provided to Buyer and each current and former employee has executed a proprietary rights and inventions assignment agreement in the form previously provided to Buyer. Neither the execution or delivery of such agreements, nor the carrying on of the Business as employees by such persons, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any of such persons is obligated.

         (i) List of Properties, Contracts and Other Data. Exhibits A and A-1 attached hereto contain a list describing and setting forth with respect to the Business as of the date hereof all of the assets, leases, licenses, intellectual property, permits, contracts, data and other rights used for the operation of the Business, other than the excluded assets and property described in Section 1.01(b). Seller has delivered to Buyer true and complete copies of all documents constituting the items referenced in Exhibits A and A-1.


         (j) Performance. Except to the extent described in the Disclosure Schedule, Seller has performed all of the obligations required to be performed by it to date and is not in default under any of the agreements, contracts, instruments or documents listed or described in Exhibits A and A-1, nor, to Seller's knowledge, is any other party to such agreements, contracts, instruments or documents in default thereunder.

         (k) Consents. Seller has obtained, or prior to the Closing Date will obtain, all consents and approvals, including approvals of government agencies, required for the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement.

         (l) Litigation. There are no actions, suits or proceedings with respect to the Business pending against Seller at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, nor, to the knowledge of Seller, are there any such actions, suits or proceedings with respect to the Business threatened against Seller.

         (m) Compliance with Law. Seller is not in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which it is a party or, to the knowledge of Seller, to which it is subject and which applies to the Business and, has not been notified that it is in violation of any laws, ordinances, governmental rules or regulations to which it is subject or has failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of the Assets or to the conduct of the Business.

         (n) Assets. The Assets being sold, conveyed, transferred and delivered or licensed by Seller to Buyer pursuant to this Agreement constitute all Seller's assets and properties of every kind and description (wherever located) reasonably necessary to, or used primarily in connection with, the Business including without limitation list of all customers, suppliers and other business contacts used by Seller in the Business.

         (o) Taxes. Seller has filed all federal, state, local and other tax returns and reports, if any, required to be filed by it and such returns are true and correct. Seller has paid all taxes, if any, shown to be due and payable on said returns and reports and has withheld with respect to employees all federal and state income taxes, FICA, FUTA and other taxes and charges required to be withheld. There are no outstanding tax audits or notices of tax audits or liabilities to pay any additional taxes, and there have been no tax audits for the last five (5) fiscal years.

         (p) Condition of Properties. All of the tangible personal properties of Seller included in the Assets are in good operating condition and repair, subject only to ordinary wear and tear which is not such as to render the properties less than substantially fit for the purposes for which they are being used. None of said tangible personal properties of Seller are subject to any deferred maintenance obligations.

         (q) Absence of Undisclosed Liabilities. Seller has no liabilities of any nature, fixed or contingent, which are not reflected in the Financial Statements other than those liabilities based upon circumstances of which Seller neither knows nor should reasonably know.

         (r) Compliance with Environmental Requirements.

                  (i) As of the date hereof, to the knowledge of Seller, no underground storage tanks are present under any property that Seller or any of its subsidiaries has at any time owned, operated, occupied or leased. As of the date hereof, no amount of any substance that has been designated by any governmental entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a "Hazardous Material"), are present as a result of the actions of Seller, or, to Seller's knowledge, any actions of any third party, in, on or under any property, including the land and the improvements, ground water and surface water, that Seller has at any time owned, operated, occupied or leased.

                  (ii) At no time has Seller transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Seller disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any governmental entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                  (iii) Seller currently holds all environmental approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of its businesses as such activities and businesses (including any Hazardous Materials Activity) are currently being conducted, the absence of which would be reasonably likely to result in fines to Seller in excess of Ten Thousand Dollars ($10,000).

                  (iv) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Seller, threatened concerning any Environmental Permit or any Hazardous Materials Activity of Seller. Seller is not aware of any fact or circumstance which would be reasonably likely to involve Seller in any environmental litigation or impose upon Seller any environmental liability which would be reasonably likely to exceed Ten Thousand Dollars ($10,000).

         (s) Employees. Buyer has already employed several of Seller's former employees. Buyer is not obligated to employ any other existing or former employees of Seller. Buyer shall not have any responsibility for any obligations of Seller with respect to any existing or former employees of Seller.

         (t) Business Relations. Seller has not received from any customer or supplier of Seller notice that such customer or supplier intends to change its business relationship with Seller after consummation of the transactions contemplated by this Agreement.

         (u) Full Disclosure. All documents and papers delivered by or on behalf of Seller in connection with this Agreement or any of the transactions contemplated hereby were prepared and delivered by Seller and are complete and authentic in all respects. Seller has complied with all requests of Buyer and its representatives for documents, papers and information relating to Seller in connection with the transactions contemplated hereby, and have not failed to deliver any document, paper or other information requested by Buyer or its representatives in connection therewith. No representation or warranty by Seller contained in this Agreement or any agreement or instrument contemplated hereby, or in any document, written information, statement, financial statement, certificate or exhibit prepared or furnished or to be prepared and furnished by Seller or its representatives to Buyer or its representatives pursuant hereto or in connection with the transactions contemplated hereby, contains any untrue statement of a fact or omits to state a fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which it was made, not false or misleading. Notwithstanding the foregoing, while all projections, provided to Buyer were prepared by the management of Seller in a good faith effort to describe Seller's proposed business and products and the markets therefor, and the assumptions applied in preparing these projections appeared reasonable to management as of the date thereof, there can be no assurance that the results set forth in such projections will actually be achieved. To Seller's knowledge, there are no facts which (individually or in the aggregate) materially and adversely affect the business, assets, liabilities, financial condition, prospects or operations of Seller that have not been set forth in the Agreement, the exhibits hereto or in other documents delivered to Buyer.

         (v) Investment Intent. Seller is acquiring the Warrants for investment for Seller's own account and not with the view to the public resale or distribution thereof within the meaning of the Securities Act of 1993, as amended, and the regulations thereunder (the "Securities Act"), and Seller has no present intention of selling, granting any participation in, or otherwise distributing the Warrants. No other person has a direct or indirect beneficial interest, in whole or in part, in the Warrants. Purchaser understands that the Warrants have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of Seller's investment intent as expressed herein. As a condition to Seller exercising each of the Warrants, Seller understands that Seller will need to make the investment representations as stated in Attachment 2 to the Warrants; and Seller hereby makes the same representations at this time in connection with Seller's acquisition of the Warrants. Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Seller is experienced in evaluating and investing in high-risk technology companies such as Buyer, and by reason of Seller's business and financial experience has the capacity to protect Seller's own interests in connection with the acquisition of the Warrants and the underlying shares of Buyer and has the ability to bear the economic risk of investment. Seller is aware that the Warrants and the underlying shares of Buyer are highly speculative and that there can be no assurance as to what return, if any, there may be.

         SECTION 2.02 Representations and Warranties by Buyer. Buyer represents and warrants to, and agrees with, Seller as follows:


         (a) Organization and Qualification, etc. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted.

         (b) Authority Relative to Agreement. Buyer has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the buyer's Board of Directors. No other corporate proceedings on the part of Buyer, are necessary to authorize the execution and delivery of this Agreement and any ancillary agreements to which it is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by Seller, is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as limited by applicable bankruptcy, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors' rights and by rules of law governing specific performance, injunctive relief or other equitable remedies.

         (c) Non-Contravention. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated hereby will not
(i) violate any provision of the Articles of Incorporation or By-Laws of Buyer, as the case may be, or (ii) violate, or result with the giving of notice or the lapse of time or both in a violation of, any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any of the property of Buyer pursuant to any provision of, any mortgage, lien, lease, agreement, license, instrument, law, ordinance, regulation, order, arbitration award, judgment or decree to which Buyer is a party or by which any of its assets is bound and do not and will not violate or conflict with any other restriction of any kind or character to which Buyer is subject or by which any of its assets may be bound, and the same does not and will not constitute an event permitting termination of any mortgage, lien, lease, agreement, license or instrument to which Buyer is a party, except for any such violation, acceleration, creation, imposition, conflict or termination which would not prevent the consummation of the transactions contemplated hereby by Buyer.

         (d) Government Approvals. No consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body is required for or in connection with the execution and delivery of this Agreement and the consummation by Buyer of the transactions contemplated hereby, except (i) where the failure to obtain such consents, authorizations or approvals or to make such filings or registrations would not prevent the consummation of the transactions contemplated hereby or thereby and (ii) as may be necessary as a result of any facts or circumstances relating solely to Seller.

         (e) Litigation. There are no actions, claims, proceedings or governmental investigations pending against Buyer or any of their assets or properties at law or in equity, before or by any federal, state, or municipal court, agency or other governmental entity, or by any other person, which, individually or in the aggregate, could reasonably be expected (i) to have a material adverse effect on the financial condition or results of operations of Buyer or (ii) to prevent the consummation of the transactions contemplated hereby.

         (f) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller, without the intervention of any person on behalf of Buyer in such manner as to give rise to any valid claim by any person against Buyer for a finder's fee, brokerage commission, or similar payment.


                                   ARTICLE III

                       ADDITIONAL COVENANTS AND AGREEMENTS

         SECTION 3.01 Conduct of Business. During the period from the date hereof through and including the Closing Date, except as otherwise contemplated by this Agreement, Seller shall use its commercially reasonable efforts to conduct the Business according to its ordinary and usual course of business and consistent with past practice and use its commercially reasonable efforts, subject to the foregoing, to preserve substantially intact the business organization of the Business, keep available the services of its officers and employees, and maintain its present relationships with licensors, suppliers, distributors, customers and others having significant business relationships with it. Representatives of Seller will confer with representatives of Buyer to keep them informed with respect to the general status of the on-going operations of the Business.

         SECTION 3.02 Access to Information by Buyer. Buyer may prior to the Closing Date have access to the business and properties of the Business and information concerning its financial and legal condition as Buyer deem necessary or advisable in connection with the consummation of the transactions contemplated hereby, provided that such access shall not interfere with normal operations of the Business. Seller agrees to permit Buyer and its authorized representatives, or cause them to be permitted to have, after the date hereof and until the Closing Date, full access to the premises, books and records of Seller relating to the Business during normal business hours, and the officers of Seller will furnish Buyer with such financial and operating data and other information with respect to the business and properties of the Business as Buyer shall from time to time reasonably request. No investigation by Buyer heretofore or hereafter made shall affect the representations and warranties of Seller, and each such representation and warranty shall survive any such investigation, provided, however, that in the event that as a result of any such investigation the senior executive officers of Buyer or such attorneys and accountants as the senior executive officers of Buyer shall designate to conduct such investigation, shall receive notice of material facts which, based on information actually known to them, they shall reasonably determine would be, or reasonably might be, required to be disclosed in the Disclosure Schedule and are not so disclosed will use reasonable efforts to inform Seller of such material facts and no such material facts shall form the basis for indemnification hereunder, and provided, further, however, that neither Buyer nor any such officers, attorneys or accountants shall have any obligation to make any inquiry in respect of the foregoing.

         SECTION 3.03 Confidentiality. Each of Buyer, on the one hand, and Seller, on the other hand, covenants and agrees for itself, its subsidiaries, its affiliates and its officers and directors that, for a period of three years following the Closing, it will hold all information concerning the Business and all information concerning Buyer or Seller, as the case may be, received by Buyer or Seller, as the case may be, in connection herewith (other than any information which (i) becomes generally available to the public, (ii) was available to Buyer, or Seller, as the case may be, on a non-confidential basis prior to its disclosure by, Buyer or Seller, or (iii) becomes available to Buyer or Seller, as the case may be, on a non-confidential basis from a source other than, Buyer or Seller, that is not prohibited from disclosing such information to Buyer or Seller, by a contractual, legal or fiduciary obligation) on a confidential basis, not use itself or voluntarily disclose to others any such information, promptly return every document furnished by Buyer or Seller in connection herewith and any copies thereof it may have made and to destroy any summaries, compilations or similar documents it may have made or derived from such material, and have its representatives promptly return such documents and copies and destroy such summaries, compilations or similar documents. Each of Buyer and Seller further covenants and agrees for itself, its subsidiaries, its affiliates and its officers and directors that it will keep confidential and not use trade secrets of the business of Buyer, on the one hand, or Seller, on the other hand, as the business appears immediately following the Closing Date.

         SECTION 3.04 Consents and Authorizations. As soon as practicable, each of the parties hereto will commence to take all reasonable action to obtain all authorizations, consents, orders and approvals of all third parties and of all federal, state and local regulatory bodies and officials which may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals.

         SECTION 3.05 Non-Assignable Licenses, Leases and Contracts. Seller shall use its commercially reasonable efforts to obtain and deliver to Buyer at or prior to the Closing such consents or waivers as are required in order that any contract listed on Exhibits A or A-1 or the Disclosure Schedule which would be breached or violated, or would give any other party the right to cancel the same, as a result of the occurrence of the Closing hereunder, shall not be so breached or violated or result in such right of cancellation.

         SECTION 3.06 Non-Competition. During the period commencing on the Closing Date and ending on the tenth anniversary of the Closing Date, Seller shall not be engaged in any material respect in the business of providing to third parties any products or services for "Fiber Optic Lighting Applications," defined to mean any lighting applications involving remote source lighting and either (i) fiber optics, or (ii) light pipes, or (ii) other light guides. Further, Seller shall obtain a similar non-competition covenant signed by ADLT to bind ADLT and all of its affiliates, in the form of the Parent Agreement attached hereto as Exhibit E-4. As used in this Section 3.06 and in Section 3.07, the term "affiliate" of ADLT shall mean any business entity in which ADLT, directly or indirectly, owns or controls at least fifty percent (50%) of the equity, profit interests or voting power. The foregoing non-competition covenant shall not apply to any activities of Seller pursuant to any specific agreement between Buyer and Seller (such as their Supply Agreement or their Development Agreement).

         SECTION 3.07 Non-Solicitation.

         (a) During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, neither Seller nor any of its affiliates nor any executive officers thereof will directly or indirectly actively solicit for employment, or advise or recommend to any other person that they employ or solicit for employment, any employee of Buyer; provided, however, that nothing in this Section 3.07 shall prohibit Seller or any of its affiliates from employing any person who contacts them on his or her own initiative or in response to a general solicitation of employees through a newspaper advertisement or similar means. Further, Seller shall obtain a similar non-solicitation covenant signed by ADLT to bind ADLT and all of its affiliates, in the form of the Parent Agreement attached hereto as Exhibit 4.

         (b) Each of the Seller and the Shareholders agrees that the limitations set forth in these Sections 3.06 and 3.07 (including, without limitation, any time or territorial limitations) are reasonable and properly required for the adequate protection of the business of Buyer. In the event that any such territorial or time limitation is deemed to be unreasonable by a court of competent jurisdiction, Seller agrees to the reduction of the territorial or time limitation to the area or period which such court shall have deemed reasonable.

         SECTION 3.08 Exclusivity. Until the earlier of the Closing Date or termination of this Agreement in accordance with its terms, Seller agrees that it will not (and that it will use its best efforts to assure that its employees, agents and affiliates do not on its behalf) take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group concerning the sale or acquisition of Seller, its stock (including) by means of a public offering thereof, but excluding issuance of stock and options to employees in the ordinary course of business consistent with past practices) or a substantial part of its assets with any parties other than Buyer, and that any such discussions presently in progress will be terminated or suspended during that period. Seller represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify Buyer, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of this Agreement.

         SECTION 3.09 Injunctive Relief. Seller acknowledges that its expertise in the Business and the Assets is of a special, unique, unusual, extraordinary and intellectual character, which gives such expertise a peculiar value, and that a breach by it of the covenants contained in Section 3 cannot be reasonably or adequately compensated in damages in an action of law and that such breach will cause Buyer irreparable injury and damage. Seller further acknowledges that it possesses unique skills, knowledge and ability and that competition in violation of this Section 3 would be extremely detrimental to Buyer. By reason thereof, Seller agrees that Seller shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to temporary, preliminary and/or permanent injunctive and other equitable relief to prevent or curtail any breach of this Section 3, without proof of actual damages that have been or may be caused to Buyer by such breach or threatened breach.

         SECTION 3.10 Optiflex Manufacturing Line. Seller hereby grants to Buyer the option to purchase the Optiflex manufacturing line equipment located in Bristol, Pennsylvania at a commercially reasonable purchase price, not to exceed one million dollars ($1,000,000). Said option shall be exercised, if at all, not later than the earlier to occur of (i) 50 days following Buyer's receipt of a written notice that the owner of the Bristol facility has required that the equipment be removed from the Bristol facility, which 50 day notice period shall not end prior to 12 months after the Closing Date, or (ii) 18 months after the Closing Date. Any such purchase shall be on commercially reasonable terms. Seller hereby agrees to retain and maintain said equipment in good condition pending any such purchase.


                                   ARTICLE IV

                              CONDITIONS PRECEDENT

         SECTION 4.01 Conditions Precedent to the Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the satisfaction in all material respects or waiver by Buyer prior to or on the Closing Date of each of the following conditions:

         (a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement, in the Disclosure Schedule or in any closing certificate or document delivered to Buyer pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of that time other than such representations and warranties as are specifically made as of another date.

         (b) Compliance with Covenants. Seller shall have performed and complied with all covenants of this Agreement to be performed or complied with by it at or prior to the Closing Date.

         (c) All Proceedings to be Satisfactory. Buyer shall have received certified or other copies of all documents relating to Seller incident to the transactions contemplated hereby as Buyer or its counsel may reasonably request and such documents shall be reasonably satisfactory in form and substance to Buyer and its counsel.

         (d) Legal Actions or Proceedings. No legal action or proceeding shall have been instituted after the date hereof against Seller arising by reason of the acquisition of the Assets pursuant to this Agreement, which is reasonably likely (i) to restrain, prohibit or invalidate the consummation of the transactions contemplated by this Agreement or (ii) to have a Material Adverse Effect.

         (e) Assignments of Contracts. Seller shall have obtained all authorizations, consents, waivers and approvals as may be required in connection with the assignment of those contracts, agreements, licenses, leases and other commitments to be assigned to Buyer pursuant to this Agreement.

         (f) Bill of Sale. Seller shall have executed and delivered to Buyer the Bill of Sale and Assignment Agreement in substantially the form of Exhibit B hereto.

         (g) Delivery of Assets. Seller shall have delivered all of the Assets to Buyer's address set forth in Section 7.05 below.

         (h) Ancillary Agreements. Seller shall have executed and delivered to Buyer the (1) Development Agreement, (2) Supply Agreement, (3) Cross-Licensing Agreement, and (4) Parent Agreement in substantially the forms attached hereto as Exhibit E (the "Ancillary Agreements").

         (i) Compliance Certificate. Seller shall deliver to Buyer a certificate executed by its President in form satisfactory to Buyer and dated as of the Closing Date, certifying to the fulfillment of the conditions described in Sections 4.01(a), (b), (c), (d), (e), (f), (g), (h) and (i).

         (j) Legal Opinion. Buyer shall have received a legal opinion in form and substance reasonably satisfactory to Buyer from counsel to Seller dated as of the Closing Date.

         (k) Completion of Due Diligence Investigation. Buyer shall have completed to its satisfaction its due diligence review of the Business and the Assets.

         (l) Shareholder Approval. The Buyer's shareholders shall have approved the transactions contemplated by this Agreement.

         (m) Prior Agreements.

                  (i) Upon the Closing, that certain Professional Services Agreement between Buyer and Seller, dated as of October 1, 1999, shall terminate automatically, excepting however that those provisions which logically survive termination shall remain applicable, as appropriate, particularly including Sections 3 (Rights to Work Product), 4 (Limited Warranty: Limitations of Liability), 5 (Confidentiality and NonDisclosure), and 8 General.

                  (ii) Upon the Closing, that certain Agency Agreement between Buyer and Seller, dated as of November 1, 1999, shall terminate automatically, excepting however that those provisions which logically survive termination shall remain applicable, as appropriate, particularly including Sections 2 (Payment to Fiberstars; Review of Records), 6 (Indemnification and Limitation of Liability), 7 (Limitation of Liability), 8 (Exclusion of Consequential Damages), and 9 (General).

                  (iii) Upon the Closing, that certain Distribution Agreement between Buyer and Seller, dated as of November 1, 1999, shall remain in full force and effect for the purpose of Buyer continuing to sell the Seller's remaining inventory of "products" (as defined in said agreement) which are retained by Seller after the Closing.

         SECTION 4.02 Conditions Precedent to the Obligations of Seller. The obligations of Seller under this Agreement are subject to the satisfaction in all material respects or waiver by Seller prior to or on the Closing Date of each of the following conditions:

         (a) Accuracy of Representations and Warranties. The representations and warranties of each of Buyer contained in this Agreement or in any closing certificate or document delivered to Seller pursuant hereto shall be true and correct on and as of the Closing Date as though made at and as of that date other than such representations and warranties as are specifically made as of another date.

         (b) Compliance with Covenants. Buyer shall have performed and complied with all covenants of this Agreement to be performed or complied with by, at or prior to the Closing Date.

         (c) All Proceedings to be Satisfactory. Seller shall have received certified or other copies of all documents relating to Buyer incident to the transactions contemplated hereby as Seller or its counsel may reasonably request and such documents shall be reasonably satisfactory in form and substance to Seller and its counsel.

         (d) Legal Actions or Proceedings. No legal action or proceeding shall have been instituted that is reasonably likely to restrain, prohibit, violate or otherwise affect the consummation of the transactions contemplated hereby.

         (e) Assumption Agreement. Buyer shall have executed and delivered to Seller the Assumption Agreement in substantially the form of Exhibit D hereto.


         (f) Ancillary Agreements. Buyer shall have executed and delivered the Ancillary Agreements to Seller.

         (g) Legal Opinion. Seller shall have received a legal opinion in form and substance reasonably satisfactory to Seller from counsel to Buyer dated as of the Closing Date.

         (h) Prior Agreements. The prior agreements specified in Section 4.01(m) hereof shall terminate as specified in Section 4.01(m) hereof.


                                    ARTICLE V

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

         SECTION 5.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein shall survive the Closing and shall remain in full force and effect, regardless of any investigation made by or on behalf of Buyer or Seller until the second anniversary of the Closing Date.

         SECTION 5.02 Indemnity.

         (a) Subject to the terms and conditions of this Article V, Seller hereby agrees to indemnify and hold Buyer harmless from and against all damages to and liabilities of Buyer resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, including reasonable out-of-pocket attorneys' fees and expenses by reason of or resulting from (i) a breach of any representation or warranty of Seller contained in or made pursuant to this Agreement , (ii) the failure of Seller to perform or observe any term, provision or covenant or agreement to be performed or observed by it pursuant to this Agreement, (iii) any actions, suits or proceedings (actual or threatened and relating to activities of Seller on or prior to the Closing Date) listed in the Disclosure Schedule or any actions, suits or proceedings relating to circumstances arising prior to or relating to the conduct of the Business on or prior to the Closing Date or (iv) any liability or obligation of Seller of any kind or nature not expressly assumed by Buyer pursuant to Section 1.07 hereof.

         (b) Subject to the terms and conditions of this Article V, Buyer hereby agrees to indemnify, defend and hold Seller harmless from and against all damages to and liabilities of Seller resulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses relating thereto, including reasonable out-of-pocket attorneys' fees and expenses, by reason of or resulting from (i) a breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement, (ii) any failure of Buyer to perform or observe any term, provision, covenant or agreement to be performed or observed by it pursuant to this Agreement or (iii) the conduct of Business by Buyer subsequent to the Closing Date.

         (c) The parties hereto hereby acknowledge and agree that their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement (other than a claim for fraud or for specific performance of the terms of this Agreement) shall be pursuant to the indemnification provisions set forth in this Article V.


         (d) Except for actions required to be taken by Buyer pursuant to this Agreement, Seller shall have no liability under any provision of this Agreement for any liabilities and damages to the extent that such liabilities and damages relate to actions taken or not taken by Buyer or their affiliates after the Closing Date. The parties hereto shall take all reasonable steps to mitigate all liabilities and damages upon and after becoming aware of any event which could reasonably be expected to give rise to such liabilities and damages. In no event shall any party hereto be liable for consequential damages.

         SECTION 5.03 Third Party Claims. If any claim, assertion or proceeding by or in respect of a third party is made against an indemnified party or any event in respect of a third party occurs, and if the indemnified party intends to seek indemnity with respect thereto under this Article V or to apply any damage or liability arising therefrom to the $50,000 amount referred to in
Section 5.04, the indemnified party shall promptly notify the indemnifying party of such claim in writing. The indemnifying party shall have 30 days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the indemnified party shall cooperate with it in connection therewith; provided, that, (a) the indemnifying party shall permit the indemnified party to participate in such settlement or defense through counsel chosen by the indemnified party, provided that the fees and expenses of such counsel shall be borne by the indemnified party, (b) the indemnifying party shall promptly reimburse the indemnified party for the full amount of any liability resulting from such claim and all related and reasonable expenses (other than the fees and expenses of counsel as aforesaid) incurred by the indemnified party within the limits of this Article V and subject to the $50,000 amount referred to in
Section 5.04, (c) the indemnified party shall not, without the prior written consent of the indemnifying party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified party a release from all liability in respect of such claim and (d) nothing herein shall require any indemnified party to consent to the entry of any order, injunction or consent decree affecting its ability to conduct its business operations after the date thereof. So long as the indemnifying party is reasonably contesting any such claim in good faith (and shall have provided security, if requested, to the indemnitee in a mutually agreed upon amount), the indemnified party shall not pay or settle any such claim. Notwithstanding the foregoing, the indemnified party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the indemnifying party. If the indemnifying party does not notify the indemnified party within 30 days after the receipt of the indemnified party's written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the indemnified party shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgment at the expense of the indemnifying party.

         SECTION 5.04 Limitation on Indemnities. No claim for indemnification will be made by Buyer, on the one hand, or by Seller, on the other hand, under
Section 5.02(a)(i) or (b)(i) hereof, respectively, with respect to any individual item of liability or damage unless and to the extent that the aggregate of all such claims by Buyer or by Seller, as the case may be, shall be in excess of $50,000. For avoidance of doubt, said $50,000 amount is a forgiveness level, and any indemnity claim shall be for only the amounts in excess of said forgiveness level. Payments by an indemnifying party pursuant to Section 5.02 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment reasonably recoverable by the indemnified party from any third party with respect thereto. Notwithstanding anything to the contrary contained in this Agreement, no claim by any party hereto may be asserted, nor may any action be commenced against any party hereto, for breach of any representation, warranty, covenant or agreement unless notice thereof is received in writing describing in reasonable detail the facts or circumstances with respect to the subject matter of such claim on or before the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 5.01, irrespective of whether the subject matter of such claim or action shall have occurred before, on or after such date, except that any claim by Buyer under Section 5.02(a)(iv) shall survive indefinitely. Any payment made by Seller to Buyer, as the case may be, under Article V shall constitute a reduction of the Purchase Price for all purposes, including Federal, state and local tax as well as financial accounting purposes.


                                   ARTICLE VI

                               FURTHER ASSURANCES

         SECTION 6.01 Further Assurances. At any time and from time to time on and after the Closing Date (i) at the request of Buyer Seller shall deliver to Buyer any records, documents and data possessed by Seller and not previously delivered to Buyer to which Buyer is entitled and execute and deliver or cause to be executed and delivered all such deeds, assignments, consents, documents and further instruments of transfer and conveyance, and take or cause to be taken all such other actions, as Buyer may reasonably deem necessary or desirable in order to fully and effectively vest in Buyer, or to confirm its title to and possession of, the Assets or to assist Buyer in exercising rights with respect thereto which Buyer is entitled to exercise pursuant to the terms of this Agreement; and (ii) Buyer shall execute and deliver or cause to be executed and delivered such further instruments and take or cause to be taken such further actions as Seller may reasonably deem necessary or desirable to carry out the terms and provisions of this Agreement.

         SECTION 6.02 Books and Records. Buyer agrees that it shall preserve and keep all books and records relating to the Business and the Assets in Buyer's possession until six months following the expiration of the statute of limitations (including extensions thereof) applicable to the tax returns filed by or with respect to the Business for taxable periods ending prior to or on the Closing Date to which such books or records may be relevant. After such time, Seller, upon at least 90 calendar days' prior written notice to Buyer, at its sole cost and expense, may remove all or any part of such books and records as Seller may select, and Seller may retain copies thereof. Duly authorized representatives of Seller shall, upon reasonable notice, have access to such books and records during normal business hours to examine, inspect and copy such books and records.

         SECTION 6.03 Cooperation on Taxes. Seller and Buyer agree to cooperate with each other in order to make proper tax filings by executing or causing to be executed any required documents and by making available to the other, all books and records relating to the Assets or the Business (including work papers, records and notes of any kind) at all reasonable times, for the purpose of allowing the appropriate party to complete any tax RETURN, respond to any audits, make any determination required under this Agreement (including, but not limited to, determinations as to which period any asserted tax liability is attributable), verify any issue and negotiate any settlement with tax authority or defend or prosecute any tax claim.


                                   ARTICLE VII

                                  MISCELLANEOUS

         SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Closing:

         (a) by the mutual written consent of Seller and Buyer;

         (b) by Buyer, if the Closing shall not have occurred by March 1, 2000;

         (c) by either Seller or Buyer if there is an order or decree restraining, enjoining, prohibiting, invalidating or otherwise preventing to a material degree the consummation of the transactions contemplated by this Agreement; or

         SECTION 7.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except that Sections 3.03, 7.02, and 7.03 hereof shall survive such termination.

         SECTION 7.03 Expenses, etc. Whether or not the transactions contemplated by this Agreement are consummated, none of the parties hereto shall have any obligation to pay any of the fees and expenses of the other parties incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants and other expert. Each of Seller, on the one hand, and Buyer, on the other hand, will indemnify the other party, and hold it harmless from and against any claims for finders' fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between such indemnifying party and any third party. Seller shall pay and be responsible for any transfer taxes arising from the sale of the Assets hereunder and in that connection shall timely file all required tax returns related thereto and shall indemnify Buyer with respect thereto, give Buyer a copy of such tax returns together with proof of payment of the tax.

         SECTION 7.04 Execution in Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures may be transmitted by facsimile.

         SECTION 7.05 Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered or mailed by registered or certified mail postage prepaid, or sent by telecopier, facsimile transmission (followed by mailing of original notice) or nationally recognized overnight courier service as follows:

         If to Seller, to:           Fiberstars, Inc.
                                     44259 Nobel Drive
                                     Fremont, CA  94538
                                     Attn:  President


         If to  Buyer to:            Unison Fiber Optic Lighting Systems, LLC
                                     32000 Aurora Road
                                     Solon, Ohio 44139
                                     Attn:  President

or such other address or addresses as any party hereto shall have designated by notice in writing to the other parties hereto. Any notice or other communication pursuant to this Agreement shall be deemed to have been duly given or made and to have become effective when delivered in hand to the party to which directed or if sent by first-class mail postage prepaid or by telecopier, facsimile transmission or nationally recognized overnight courier service and properly addressed as set forth above at the earlier of (i) the time when received by the addressee or (ii) the third business day following the dispatch thereof.

         SECTION 7.06 Waivers. Any party hereto (as to itself, but not as to other parties without their consent) may, by written notice to the other parties hereto, (a) extend the time for the performance of any of the obligations or other actions of the other parties under this Agreement; (b) waive any inaccuracies in the representations or warranties of another party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the conditions or covenants of another party contained in this Agreement; or (d) waive performance of any of the obligations of another party under this Agreement. Except as otherwise provided in the preceding sentence hereof, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed a waiver of any subsequent breach.

         SECTION 7.07 Amendments, Supplements, etc. At any time this Agreement may be amended or supplemented by such additional agreements, articles or certificates, as may be determined by the parties hereto to be necessary, desirable or expedient to further the purposes of the Agreement, or to clarify the intention of the parties hereto, or to add to or modify the covenants, terms or conditions hereof or to effect or facilitate any governmental approval or acceptance of this Agreement or to effect or facilitate the filing or recording of this Agreement or the consummation of any of the transactions contemplated hereby. Any such instrument must be in writing and signed by all parties.

         SECTION 7.08 Entire Agreement. This Agreement, its Exhibits and Schedules, and the documents executed on the Closing Date in connection herewith, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party hereto which is not embodied in this Agreement or such other documents, and no party hereto shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

         SECTION 7.09 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

         SECTION 7.10 Binding Effect, Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         SECTION 7.11 Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto, except that Buyer may assign its rights hereunder to a direct or indirect wholly-owned subsidiary of Buyer, in which case such assignee shall succeed to all the rights of Buyer hereunder and shall assume all of Buyer's obligations and liabilities hereunder.

         SECTION 7.12 Public Announcements. Buyer and Seller will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of the other, unless counsel has advised such party that such release or other public statement must be issued immediately and the issuing party has not been able, despite its good faith efforts, to secure the prior approval of the other party.

         SECTION 7.13 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

         SECTION 7.14 Commercially Reasonable. For purposes of this Agreement, "commercially reasonable" shall mean that a party shall act as a similarly situated prudent business entity in the same or similar type of business would act under similar circumstances, but not as though such entity were selling the Assets.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                                    FIBERSTARS, INC.


                                    By: /s/ David N. Ruckert
                                       -----------------------------------------

                                    Name: David N. Ruckert
                                         ---------------------------------------

                                    Title: President, CEO
                                          --------------------------------------


                                    UNISON FIBER OPTIC LIGHTING SYSTEMS, LLC


                                    By: /s/ Wayne R. Hellman
                                       -----------------------------------------

                                    Name: Wayne R. Hellman
                                         ---------------------------------------

                                    Title: Member
                                          --------------------------------------

                                    EXHIBIT A

                                 LIST OF ASSETS

                                   EXHIBIT A-1

                         PURCHASED INTELLECTUAL PROPERTY

                                    EXHIBIT B

                      BILL OF SALE AND ASSIGNMENT AGREEMENT

                                    EXHIBIT C

                                    WARRANTS

                                    EXHIBIT D

                              ASSUMPTION AGREEMENT

                                    EXHIBIT E

                              ANCILLARY AGREEMENTS

                                   EXHIBIT E-1

                              DEVELOPMENT AGREEMENT

                                   EXHIBIT E-2

                                SUPPLY AGREEMENT

                                   EXHIBIT E-3

                             CROSS-LICENSE AGREEMENT

                                   EXHIBIT E-4

                                PARENT AGREEMENT

                                                                    EXHIBIT 7(d)

                           RESTATED INVESTOR AGREEMENT

         This Restated Investor Agreement ("Agreement") is made as of this 31st day of January, 2000 by and between Fiberstars, Inc., a California corporation (the "Company"), Advanced Lighting Technologies, Inc., an Ohio corporation ("ADLT"), and Unison Fiber Optic Lighting Systems, LLC., a Delaware limited liability company ("Unison").

                                    RECITALS

         WHEREAS, on July 30, 1997 the Company and ADLT entered into an Investor Agreement (the "Original Agreement");

         WHEREAS, ADLT was on or about the time of execution of the Original Agreement, purchasing an aggregate of 630,111 shares of Common Stock of the Company from Belfield Services, Inc. ("Belfield");

         WHEREAS, in connection with the foregoing transaction, ADLT was desirous of obtaining a seat on the Company's Board of Directors (the "ADLT Board Seat");

         WHEREAS, the Company had a single vacancy on its Board of Directors and was desirous of adding a representative of ADLT on its Board of Directors and was desirous of adding a representative of ADLT to the Board effective as of the date of the Original Agreement;

         WHEREAS, the parties hereto wish to set forth their agreements relative to transactions in the Company's securities by ADLT, among other things;

         WHEREAS, Unison is a wholly owned subsidiary of ADLT;

         WHEREAS, on even date herewith the Company, ADLT and Unison have entered into an Asset Purchase Agreement which provides in part for the transfer by Unison of certain of its assets to the Company. As partial consideration for the transfer, the Company shall issue to Unison warrants to acquire one million (1,000,000) shares of the Company's common stock (the "Warrants");

         WHEREAS, the parties wish to amend and restate the Original Agreement to permit the purchase of the Warrants and to extend the provisions relative to ownership and control to include the Warrants and shares of common stock issuable pursuant thereto.

         NOW, THEREFORE, in consideration of the mutual provisions of this Amendment and the Original Agreement as amended hereby, the Company, ADLT and Unison agree as follows:

                       Ownership and Control Restrictions

         1. Definitions. As used herein, the term:

                  a. "affiliates" or "affiliated entities" shall include Unison.

                  b. "Change in Control" shall mean the occurrence of, any of the following:

                           i. any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), other than ADLT or its affiliate(s) (as defined in Rule 12b-2 under the Exchange Act), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company's then outstanding securities;

                           ii. the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the Voting Securities of such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 50% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; or

                           iii. the stockholders of the Company approve a plan of complete liquidation of the company or an agreement for the sale or disposition by the Company of, or the Company sells or disposes of, all or substantially all of the Company's assets.

                  c. "Proposed Change of Control" shall mean the receipt by the Company's Board of Directors or management of a bona fide proposal by a third party setting forth a plan of action pursuant to which Voting Securities representing Voting power of the Company in excess of forty percent (40%) of the Company would be beneficially held, directly or indirectly, by such third party (by merger, purchase of assets or purchase of stock) upon consummation of the Plan.

         2. Standstill Agreement. Notwithstanding any other provisions of this Agreement, without the written consent of the Company and the majority of the Company's Directors not nominated by ADLT or its affiliates, successors in interest, nominees or assignees, neither ADLT nor its affiliated entities will acquire beneficial ownership (which term shall include for purposes of this Agreement, without limitation, direct or indirect ability to influence voting) of any securities of the Company entitled to vote with respect to the election of any directors of the Company ("Voting Securities"), and security convertible into, exchangeable for exercisable for or that may become any

Voting Securities or any other right to acquire Voting Securities, if after such acquisition the Voting Securities then beneficially owned by ADLT and/or its affiliated entities, together with the Voting Securities with respect to which ADLT and/or such entities have the right or future right to acquire such beneficial ownership, represent (or will represent when outstanding) voting power greater than Forty Percent (40%) of the voting power of all then outstanding Voting Securities (as determined if all outstanding Voting Securities were voting together).

                  a. Voting Trust, etc. Neither ADLT nor any affiliated entity shall deposit any Voting Securities in a voting trust, or, except as otherwise provided herein, subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities.

                  b. Solicitation of Proxies. Without the Company's prior written consent, neither ADLT nor any affiliated entity shall solicit proxies with respect to any Voting Securities, nor shall any of them become, with respect to the election or removal of any of the Company's directors, a "participant" within the meaning of Rule 14a-11 of Regulation 14 A under the Exchange Act; provided however, that ADLT shall not be deemed to be a "participant" under such role by reason of the membership of its designee on the Company's Board of Directors.

                  c. Acts in Concert with Others. Neither ADLT nor any affiliated entity shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring, holding, voting or disposing of Voting Securities. The foregoing prohibition shall not prevent ADLT from joining a partnership, limited partnership, syndicate or other group not formed or perpetuated for any such purpose which acquires, holds or disposes of Voting Securities, provided that neither ADLT nor any affiliated entity is able, either directly or indirectly, to vote such Voting Securities.

         3. Notice of Voting Securities Purchases and Sales. ADLT shall advise the management of the Company as to its and its affiliated entities' plans to acquire or dispose of beneficial ownership of any Voting Securities, or rights thereto, reasonably in advance of any such action. All purchases of Voting Securities of the Company by ADLT and its affiliated entities shall be made in compliance with applicable laws and regulations.

         4. Voting; Appointment of Director. Unless the Company otherwise consents in writing, ADLT shall take such action as may be required so that all such Voting Securities are voted with management on all matters, other than the election of directors, to be voted on by holders of Voting Securities in not less than the same proportion as the votes cast by the other holders of Voting Securities with respect to such matters. ADLT and its affiliated entities, as holders of shares of Voting Securities, shall be present, in person or by proxy, at all meetings of stockholders of the Company so that all shares of Voting Securities beneficially owned by ADLT and/or its affiliated entities may be counted for the purposes of determining the presence of a quorum at such meetings.

         Effective upon the closing of the transactions described in that certain Stock Purchase Agreement among the Company, ADLT and Belfield Services, Inc., the Company agrees to appoint a nominee of ADLT (the "ADLT Nominee") reasonably acceptable to the Company's Board of Directors, to hold office until the next annual meeting of the Company's shareholders and until his successor is duly elected and qualified. The Company agrees to take such action as is reasonably necessary to cause the election of the ADLT Nominee to the Company's Board of Directors. Once elected, the ADLT Nominee may not be removed from the Board other than for cause. Any vacancy created on the Board as a result of the resignation, death, disability or removal of the ADLT Nominee shall be filled by the nomination of a replacement director by ADLT reasonably acceptable to the Company and the prompt appointment of such nominee by the remaining directors to fill such vacancy. Notwithstanding the foregoing, the Company's obligations under this Section 4 shall terminate if the percentage of Voting Securities of the Company owned beneficially and of record by ADLT becomes less than Fifteen Percent (15%).

         5. Restrictions on Transfer of Voting Securities. Neither ADLT nor any affiliated entity shall dispose of beneficial ownership or voting control of Voting Securities or any right thereto except (i) to the Company or any person or group approved by the Company; (ii) to a corporation or other entity of which ADLT owns not less than 50% of the voting power entitled to be cast in the election of directors or managers, as the case may be (a "Controlled Enterprise"), so long as such Controlled Enterprise agrees to hold such Voting Stock subject to all the provisions of this Agreement, including this Section 5, and agrees to transfer such Voting Securities to ADLT or another Controlled Enterprise of ADLT if it ceases to be a Controlled Enterprise of ADLT; (iii) pursuant to a bona fide public offering registered under the Securities Act of either Voting Securities or securities exchangeable or exercisable for Securities (in which ADLT obtains more than 10% of the offering and ADLT does not have the ability to select the purchasers); (iv) pursuant to Rule 144 under the Securities Act (provided that if Rule 144(k) is available, such transfer nevertheless is within the volume limits and manner of sale requirements applicable to non-144(k) transfers under Rule 144); (v) in transaction not described in (i), (ii), (iii), (iv), (vi) or (vii) hereof so long as such transactions do not, directly or indirectly, result in any person or group owning or having the right to acquire or intent to acquire beneficial ownership of Voting Securities with aggregate voting power of five percent (5%) or more of the aggregate voting power of all outstanding Voting Securities (as determined if all Voting Securities were voting together); (vi) the transfer of any warrant for Voting Securities issued by the Company to a person or persons approved in advance by the Company to the extent that the exercise or conversion of such warrant by ADLT or Unison would violate the Hart Scott Rodino Act or, in the opinion of counsel, would otherwise be a potential violation of antitrust law, or (vii) in response to an offer to purchase or exchange for cash or other consideration any Voting Securities that (a) is made by or on behalf of the Company, or (b) is made by another person or group and is not opposed by the Board of Directors of the Company within the time such Board is required, pursuant to regulations under the Exchange Act, to advise Company stockholders of such Board's position on such offer. ADLT's obligations pursuant to this
Section 5 shall terminate effective upon termination of the Company's obligations pursuant to Section 4 hereof.

         6. Right to Maintain. If the percentage interest of the Purchaser in the Total Voting Power (as defined below) of the Company is reduced as a result of an issuance by the Company of Common Stock or of any other voting security of the Company (including any issuance following conversion of any security convertible into or exchangeable for Common Stock or any other voting security of the Company or upon exercise of any option, warrant or other right to acquire any Common Stock or any other voting security of the Company), the Company shall so notify the Purchaser by written dated notice within 10 calendar days after such issuance and shall offer to sell to the Purchaser, and if such offer is accepted within 10 calendar days of receipt of such offer, shall sell to the Purchaser, at a purchase price per share equal to the Average Market Price per share on the date of the Company's notice given pursuant to this Section 6, that number of shares of Common Stock which, if purchased by the Purchaser, would result in the Purchaser's retaining the percentage interest in the Total Voting Power of the Company in effect prior to such reduction of its interest, up to a percentage interest of forty percent (40%). For purposes of this Agreement, the Average Market Price of any security at any date shall be the average of the closing prices for a share of such security on the 10 consecutive trading days ending on the trading date last preceding the date of determination of such price, as reported on the Nasdaq National Market System ("NMS") or, if such closing prices shall not be reported on the NMS, the average of the mean between the closing bid and asked prices of a share of such security on such 10 consecutive trading days as so reported or, if such prices shall not be so reported, as the same shall be reported by the Nasdaq Over-the-Counter Market or, in all other cases, the value set in good faith by the Company's Board of Directors. The purchase and sale of any shares of Common Stock pursuant to any offer made under this Section 6 that is accepted by the Purchaser shall take place at 10:00 a.m. on the business day following the expiration or early termination of all waiting periods imposed on such purchase and sale by the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") or, if no waiting period is imposed on such purchase and sale by the HSR Act, on the business day following the Purchaser's acceptance of such offer at the offices of the Company, or at such other time and place as the Company and the Purchase may agree. The Company and the Purchaser will use their best efforts to comply with all federal and state laws and regulations and stock exchange listing requirements applicable to any purchase and sale of shares of Common Stock under this Section 6. The issuance of such shares shall be subject to compliance with applicable stock exchange or Nasdaq requirements and there shall not then be in effect any order enjoining or restraining such exercise on issuance.

         Notwithstanding the foregoing, if any issuance of securities or rights to acquire securities requiring the Company to make an offer under this Section 6 shall be for a number of securities representing less than 3% of the Total Voting Power of this Company in effect immediately following such issuance, the Company shall have the right to delay giving the notice otherwise required by this Section 6 until the earlier of (i) the next issuance which, together with all issuances after which notice was delayed pursuant to this sentence, shall represent an aggregate of 3% or more of the Total Voting Power of the Company then in effect or (ii) the 45th calendar day next preceding the last day of the Company's then fiscal year for accounting purpose and, thereupon, the Company shall give such notice with respect to all shares of Common Stock which it shall be obligated to offer to sell to the Purchaser and which shall not have been the subject of a previous notice pursuant to this Section 6. The right of delay set forth in this paragraph shall not apply to any issuance of securities by the Company that results in the percentage of the Total Voting Power of the Company held by ADLT or its affiliates declining below thirty-seven percent (37%).

         As used in this Agreement, the term "Total Voting Power of the Company" means the total number of votes which may be cast in the election of directors of the Company at any meeting of shareholders of the Company if all securities entitled to vote in the election of directors of the Company were present and voted at such meeting, other than votes that may be cast only upon the happening of a contingency.

         7. Governing Law. This Agreement shall be governed by the laws of the State of California as such laws are applied to agreements between California residents centered into and to be performed entirely within California.

         8. Amendment of Registration Rights; Consent to Assignment. The Company hereby consents to the assignment to ADLT of all of the rights, preferences and privileges afforded Belfield Services, Inc. and its predecessor in interest, Pacific Technology Fund ("PTF"), pursuant to that certain Registration Rights Agreement among the Company and the Holders (as defined therein) dated June 27, 1990, as amended through and including Amendment No. 3 thereto dated as of August, 1994 (the "RRA").

         The Company represents and warrants that (i) as of the date of the Original Agreement there has been no exercise of any demand registration right pursuant to Section 2.1 of the RRA; and (ii) upon due execution of Amendment No. 4 to the RRA of even date herewith by the Company and Belfield (the successor in interest to PTF) the rights and preferences of Belfield under the RRA may be validly assigned to ADLT.

         9. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

         10. Termination. Upon a Change in Control, the obligations and rights of the parties contained in Paragraph 2 entitled "Standstill Agreement," Paragraph 3 entitled "Notice of Voting Securities Purchase and Sale" and Paragraph 5 "Restrictions on Transfer of Voting Securities," shall immediately terminate and the conduct of the parties shall no longer be restricted or bound thereby.

         11. Suspension. Upon the occurrence of a Proposed Change of Control for the Company, the provisions in Paragraph 2 entitled "Standstill Agreement" shall not preclude ADLT or its affiliates from making a bid or proposal to acquire the Company. Upon any termination of the Proposed Change of Control, the provisions in Paragraph 2 shall again be in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have executed this Restated Investor Agreement effective as of the date and year first above written.



FIBERSTARS, INC.                                     ADVANCED LIGHTING
                                                     TECHNOLOGIES, INC.


By: /s/ David N. Ruckert                             By: /s/ Wayne R. Hellman
   ------------------------                             ------------------------

Name: David N. Ruckert                               Name: Wayne R. Hellman
     ----------------------                               ----------------------

Title: President, CEO                                Title: Chairman and CEO
      ---------------------                                ---------------------